EXHIBIT (a)(1)(xi)

To Sirona Employees and Consultants Eligible for the Stock Option Exchange Program:

The Sirona Stock Option Exchange Program with respect to certain outstanding stock options under Sirona’s 1996 Stock Option Plan will close in 7 days, at 11:59 p.m. EDT on Monday, March 30, 2009. In order to participate in the Exchange Program, your election must be received by that deadline.

Participation in the Exchange Program is voluntary. You may have decided not to participate, or you may not yet have had the opportunity to make your election. In either case, please be sure to read the materials you have received carefully and consult with your personal financial advisor. Should you wish to change your decision or want to submit your Election Form to participate, please follow the instructions in your materials, and submit your Election Form to Sirona Dental Systems, Inc. by (1) fax to: (718) 482-2516, (2) mail to: Sirona Dental Systems, Inc., 30-30 47th Avenue, Suite 500, Long Island City, New York 11101, Attn: Investor Relations, or (3) scanning the form and e-mailing it to: optionexchangeacceptance@sirona.com. DO NOT send Election Forms via inter-office mail. Election Forms must be received before 11:59 p.m. EDT on Monday, March 30, 2009.

If you have questions about the Exchange Program, you may send an e-mail to: optionexchangeacceptance@sirona.com or call (718) 482-2285. There will be the capacity to leave a voice message on this extension.

The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible Persons may obtain, free of charge, a written copy of the offering memorandum and other materials by calling Sirona Dental Systems, Inc. at (718) 482-2285 or sending an e-mail to optionexchangeacceptance@sirona.com.

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